NORTHERN DYNASTY REPORTS ANNUAL GENERAL MEETING VOTING RESULTS

June 23, 2014, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the “Company”) announces the voting results from its 2014 Annual General Meeting held Thursday, June 19, 2014 in Vancouver, British Columbia.

A total of 64,362,397 common shares were voted at the meeting, representing 67.7% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
Scott D. Cousens	85.67
Robert A. Dickinson	88.44
Gordon J. Fretwell	94.72
Russell E. Hallbauer	85.77
Wayne Kirk	99.40
Peter Mitchell	99.07
Marchand Snyman	85.66
Ronald W. Thiessen	88.40
Kenneth Pickering	99.13

Detailed voting results for the 2014 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Northern Dynasty, please see the Company’s website www.northerndynasty.com or contact:

Doug Allen, VP, Corporate Communication – 604-684-6365 Toll-free 1-800-667-2114.

Ronald W. Thiessen
President and CEO